SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A. C.N.P.J (TAX ID) 02.558.144/0001-93 N.I.R.E.(STATE ID) n° 29300023892 Publicly-held Corporation with Authorized Capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.,HELD
ON OCTOBER 17, 2003

1.     DATE, TIME AND VENUE: October 17, 2003, at 7:30 p.m., exceptionally, at Rua Abílio Soares no. 409, 15th floor, São Paulo – SP

2.     PRESIDING OFFICERS: Felix Pablo Ivorra Cano – Presiding Officer; Evandro Luís Pippi Kruel – Secretary.

3.     INITIATION: The meeting began, in the presence of the Board Members who sign this minute, there being a quorum under the terms of the Bylaws.

4.     AGENDA AND RESOLUTIONS:

4.1.     Election of Chief Executive Officer and Vice-President of Clients: to elect to the position of Chief Executive Officer, Mr. Francisco José Azevedo Padinha, Portuguese, married, engineer, bearer of foreigner’s identity document RNE no. V-248636-O, enrolled with the Individual Taxpayer’s Registration – CPF/MF under no. 055.063.577-70, resident and domiciled in the Capital City of the State of São Paulo with offices in the State of Rio de Janeiro –RJ, at Praia de Botafogo, no. 501, 7th floor, Torre Corcovado, and to hold the position of Vice-President of Clients, Mr. Guilherme Silvério Portela Santos, Portuguese, married, engineer, bearer of foreigner’s identity document RNE no V329591-W, enrolled with the Taxpayer’s Identity Card –CPF/MF under no 057.649.617-00, resident and domiciled in the Capital City of the State of São Paulo with offices at Praia de Botafogo, no. 501, 7th floor, Torre Corcovado, Rio de Janeiro-RJ, as appointed in the Company´s meeting of the Board of Directors, held on April 16, 2003. The term of office of the executive officers, hereby elected, will expire on 4/16/2006. It is also confirmed that the officers declare that they have not incurred in any of the crimes provided for in Law that would prevent them from engaging in commercial activities, and that they are in a position to sign the statement required by CVM Instruction no. 367/2002 and that they undertake to submit such statement duly signed, at the time of execution of their Investiture Instrument. With Mr. Francisco José Azevedo Padinha’ and Mr. Guilherme Silvério Portela Santos’ election, Mr. Fernando Abella Garcia and Mr. Paulo Cesar Pereira Teixeira leave the positions of Chief Executive Officer and Vice-President of Clients, respectively, which they held in this interim. With the changes passed on this date, the Executive Board of Tele Leste Celular Participaç&otidle;es S.A. is hereby comprised of:

  Chief Executive Officer:
  Francisco Jose Azevedo Padinha
  Executive Vice-President of Finance, Planning and Control:
  Fernando Abella Garcia
  Executive Vice-President of Marketing and Innovation:
  Paulo Cesar Pereira Teixeira (interim)
  Executive Vice-President of Operations:
  Paulo Cesar Pereira Teixeira
  Vice-President of IT and Engineering of Products and Services
  Paulo Cesar Pereira Teixeira (interim)
  Vice President of Regulatory Matters and Institutional Relations:
  Jose Carlos de la Rosa Guardiola
  Vice-President of Technology and Networks:
  Javier Rodriguez Garcia
  Vice-President of Clients:
  Guilherme Silverio Portela Santos

5.     CLOSURE OF THE MEETING: With no further matters to be discussed, the meeting was adjourned and these minutes were drawn up, read and approved, are hereby signed by the Board Members present and by the Secretary and recorded in the appropriate book.

Signatures: Felix Pablo Ivorra Cano – Presiding Officer; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Eduardo Carlos Gadelha de Faria, Paulo Henrique de Almeida– Board Members; Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Board Members represented by Mr. Felix Pablo Ivorra Cano; Carlos Manuel de Lucena e Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava and Pedro Manuel Brandão Rodrigues — Board Members represented by Mr. Eduardo Perestrelo Correia de Matos and Evandro Luís Pippi Kruel – Secretary.

It is hereby declared for all legal purposes that the present document is a true and correct copy of the minutes drawn up and recorded in the appropriate Book.

Evandro Luís Pippi Kruel
Secretary– OAB-RS 18,780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.